First Phosphate Announces Gold Sponsorship of

THE Mining Investment Event of the North in Quebec City on June 4-6,
2024 and Inaugural Indigenous Business Panel

Saguenay, Quebec - May 1, 2024 - First Phosphate Corp. ("First Phosphate" or the "Company") (CSE: PHOS) (OTC: FRSPF) (FSE: KD0) is pleased to announce its Gold Sponsorship of THE Mining Investment Event of the North ("THE Event") to take place on June 4-6, 2024 at the Centre des Congrès in Québec City, Canada.

Armand Mackenzie, VP of Government Relations for First Phosphate, is responsible for organizing and moderating this year's inaugural Indigenous business panel at THE Event on Wednesday, June 5th, 2024 at 11:30 EST.  Ian Lafrenière, Quebec Minister Responsible for Relations with the First Nations and the Inuit; Gilbert Dominique, Chief of the Pekuakamiulnuatsh Takuhikan First Nation; John Passalacqua, CEO of First Phosphate and Darrell Beaulieu, CEO of Denendeh Investments Inc. will discuss best practices in the Industry and the recent collaboration agreement between First Phosphate and the Pekuakamiulnuatsh Takuhikan First Nation and how it aims to combine critical minerals, energy transition, de-carbonization and Indigenous community development into a wholesome view of the future.

"We are proud to sponsor THE Event as it aligns with our values of global cross-border co-operation in the mining industry though community development, student participation, bilingualism and indigenous involvement," says First Phosphate CEO, John Passalacqua "Joanne Jobin and her team have undertaken excellent work in short time in establishing THE Event as a premier venue showcasing Canadian mining industries to the world and with careful attention to community, sustainability and culture."

"I'm delighted to welcome the First Phosphate team as a Gold Sponsor - where they will also participate as a Pavilion Sponsor at our first annual Sponsors Gala Networking/Cocktail and Coreshack Events on June 4 - 5.  I'd also like to thank Armand and John for their invaluable contributions to our Indigenous business panel," says CEO and THE Event Founder, Joanne Jobin.  "THE Event invites issuers, investors and government entities to join us in support of this important Canadian mining initiative among global industry investment conferences."

First Phosphate is planning to install its operations, just two hours' drive north of THE Event conference venue, in the Saguenay-Lac-St-Jean region of Quebec.  First Phosphate believes that Quebec igneous anorthosite phosphate rock is an untapped source of high purity phosphate which can be mined and transformed into purified phosphoric acid ("PPA"). The Company's objective is the development of a lithium iron phosphate ("LFP") battery valley in the Saguenay-Lac-St-Jean region of Quebec, one which can help satisfy the large future demand for LFP battery cathode active materials ("CAM") across North America.

The Company also announces that it has approved the grant of 140,000 restricted share units of the Company ("RSUs") to an eligible consultant of the Company. The RSUs vest in 4 tranches (25% on each of May 31, 2024; August 31, 2024; November 30, 2024; and February 28, 2025). The terms of the RSUs are in accordance with the Company's Omnibus Equity Incentive Plan as approved by disinterested shareholders at the Company's annual and special meeting of shareholders held on August 25, 2023. All securities issued are subject to a hold period of four months plus one day from the date of issuance.

About THE Mining Investment Event of the North

THE Event is by invitation only.  Interested investors & issuers should visit:

https://www.themininginvestmentevent.com/register or contact Jennifer Choi, jchoi@irinc.ca

THE Event Agenda, Brochure, participating companies, initiatives, speakers & panelists may be found at:
https://themininginvestmentevent.com

THE Event is a Tier I Canadian global mining investment conference held annually in Québec City, Canada. THE Event is independently sponsored and designed to facilitate privately arranged meetings between mining companies, international investors, and various mining government authorities and provides a platform to hear from some of the most influential thought leaders in the sector. THE Event is committed to promoting diversity, equality and sustainability in the mining industry via education and innovation through its unique Student Sponsorship and SHE-Co Initiatives.

About First Phosphate Corp.

First Phosphate is a mineral development company fully dedicated to extracting and purifying phosphate for the production of cathode active material for the LFP battery industry. First Phosphate is committed to producing at high purity level, in responsible manner and with low anticipated carbon footprint. First Phosphate plans to vertically integrate from mine source directly into the supply chains of major North American LFP battery producers that require battery grade LFP cathode active material emanating from a consistent and secure supply source. First Phosphate holds over 1,500 sq. km of royalty-free district-scale land claims in the Saguenay-Lac-St-Jean Region of Quebec, Canada that it is actively developing. First Phosphate properties consist of rare anorthosite igneous phosphate rock that generally yields high purity phosphate material devoid of high concentrations of harmful elements.

For additional information, please contact:

Bennett Kurtz, CFO & CAO

bennett@firstphosphate.com

Tel:  +1 (416) 200-0657

Investor Relations: investor@firstphosphate.com

Media Relations: media@firstphosphate.com

Website: www.FirstPhosphate.com

Follow First Phosphate:

Twitter: https://twitter.com/FirstPhosphate

LinkedIn: https://www.linkedin.com/company/first-phosphate

Forward-Looking Information and Cautionary Statements

This news release contains certain statements and information that may be considered "forward-looking statements" and "forward looking information" within the meaning of applicable securities laws. In some cases, but not necessarily in all cases, forward-looking statements and forward-looking information can be identified by the use of forward-looking terminology such as "plans", "targets", "expects" or "does not expect", "is expected", "an opportunity exists", "is positioned", "estimates", "intends", "assumes", "anticipates" or "does not anticipate" or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will" or "will be taken", "occur" or "be achieved" and other similar expressions. In addition, statements in this news release that are not historical facts are forward looking statements, including, among other things, the Company's planned exploration and production activities, the properties and composition of any extracted phosphate, the Company's plans for vertical integration into North American supply chains, the Company's belief that Quebec igneous anorthosite phosphate rock is an untapped source of high purity phosphate which can potentially be mined and transformed into large quantities of purified phosphoric acid (PPA) to service North America's need for the production of LFP cathode active material to meet electrification targets, and the ability to realize a battery valley in the Saguenay-Lac-St-Jean region of Quebec.

These statements and other forward-looking information are based on assumptions and estimates that the Company believes are appropriate and reasonable in the circumstances, including, without limitation, expectations of the Company's long term business outcomes given its short operating history; expectations regarding revenue, expenses and operations; the Company having sufficient working capital and ability to secure additional funding necessary for the exploration of the Company's property interests; expectations regarding the potential mineralization, geological merit and economic feasibility of the Company's projects; expectations regarding drill programs and the potential impacts successful drill programs could have on the life of the mine and the Company; mineral exploration and exploration program cost estimates; expectations regarding any environmental issues that may affect planned or future exploration programs and the potential impact of complying with existing and proposed environmental laws and regulations; receipt and timing of exploration and exploitation permits and other third-party approvals; government regulation of mineral exploration and development operations; expectations regarding any social or local community issues that may affect planned or future exploration and development programs; expectations surrounding global economic trends and technological advancements; and key personnel continuing their employment with the Company.

There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include: limited operating history; high risk of business failure; no profits or significant revenues; limited resources; negative cash flow from operations and dependence on third-party financing; the uncertainty of additional funding; no dividends; risks related to possible fluctuations in revenues and results; insurance and uninsured risks; litigation; reliance on management and key personnel; conflicts of interest; access to supplies and materials; dangers of mineral exploration and related liability and damages; risks relating to health and safety; government regulation and legal uncertainties; the company's exploration and development properties may not be successful and are highly speculative in nature; dependence on outside parties; title to some of the Company's mineral properties may be challenged or defective; Aboriginal title and land claims; obtaining and renewing licenses and permits; environmental and other regulatory risks may adversely affect the company; risks relating to climate change; risks related to infrastructure; land reclamation requirements may be burdensome; current global financial conditions; fluctuation in commodity prices; dilution; future sales by existing shareholders could cause the Company's share price to fall; fluctuation and volatility in stock exchange prices; and risks related to market demands. There can be no assurance that any opportunity will be successful, commercially viable, completed on time or on budget, or will generate any meaningful revenues, savings or earnings, as the case may be, for the Company. In addition, the Company will incur costs in pursuing any particular opportunity, which may be significant.

These factors and assumptions are not intended to represent a complete list of the factors and assumptions that could affect the Company and, though they should be considered carefully, should be considered in conjunction with the risk factors described in the Company's other documents filed with the Canadian securities authorities, including without limitation the "Risk Factors" section of the Company's Annual Information Form dated November 29, 2023 which is available on SEDAR at www.sedarplus.ca. Although the Company has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking information or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.